Exhibit 99.1

Explanatory Note

On December 13, 2022, Midatech Pharma plc (the “Company,” “Midatech,” “we,” “our” or “us”) announced it had entered into an arrangement agreement (the “Arrangement Agreement”) with Bioasis Technologies Inc., a corporation existing under the laws of British Columbia, Canada (“Bioasis”). Pursuant to the terms and conditions of the Arrangement Agreement and a plan of arrangement (the “Plan of Arrangement”) under the Business Corporations Act (British Columbia), on the closing date, (i) we will acquire all of the issued and outstanding common shares of Bioasis (the “Bioasis Shares”) in exchange for our ordinary shares, having nominal value of 0.1p per share (the “Ordinary Shares”) (to be issued in the form of our American Depositary Shares (the “ADSs”)) (the “Share Exchange”), and (ii) Bioasis will become our wholly-owned subsidiary (collectively with the Share Exchange and the transactions contemplated by the Arrangement Agreement (the “Arrangement”).

In addition, on December 13, 2022, we announced that we had entered into a securities purchase agreement (the “Purchase Agreement”) with a certain institutional investor (the “Investor”) pursuant to which, at the Closing, we expect to issue and sell, in a private placement transaction (the “Private Placement”), our unregistered ADSs and warrants to purchase ADSs (the “Securities”).

The following is an updated risk factor in connection with the Arrangement and the Private Placement.

RISK FACTORS

An investment in our securities involves risks. We urge you to consider carefully the risks described below before making an investment decision, including those risks identified under “Item 1A. Risk Factors” in our Annual Report on Form 20-F for the year ended December 31, 2021, in our Report on Form 6-K, filed with the Securities and Exchange Commission on December 13, 2022, and any other reports that we subsequently file with the SEC. If any of these risks actually occurs, our business, financial condition, results of operations or cash flow could be seriously harmed. This could cause the trading price of our securities to decline, resulting in a loss of all or part of your investment.

There can be no assurance that the Arrangement or Private Placement will be consummated. Failure to complete the Arrangement and Private Placement could have an adverse effect on our stock price, business, financial condition, results of operations or prospects.

The closing of the Arrangement (the “Closing”) is subject to and conditional upon, and can only occur upon satisfaction or waiver of, a number of conditions, including but not limited to: (i) the approval of the Buyer Shareholder Approval Matters (as defined in the Arrangement Agreement), (ii) the approval of the Bioasis securityholders of the resolution approving the Arrangement (the “Arrangement Resolution”), (iii) receipt of a final British Columbia court (the “Court”) order with respect to the Plan of Arrangement (the “Final Order”), (iv) no Material Adverse Effect (as defined in the Arrangement Agreement) on the part of each party, (v) dissenters rights not having been exercised by Bioasis stockholders holding more than 10% of the issued and outstanding Bioasis Shares, and (vi) the closing of the Private Placement.

The closing of the Private Placement is subject to customary closing conditions, including the approval of our shareholders to issues the Securities without triggering statutory preemptive rights (the “PIPE Approval Matter”) and the substantially contemporaneous closing of the Share Exchange and Arrangement.

There can be no assurance that the conditions to each of the closings will be satisfied or, if applicable, waived. For example, if the Buyer Shareholder Approval Matters (including the PIPE Approval Matter) are not approved, neither the Arrangement nor the Private Placement may proceed. As of the date hereof, we have been notified by a shareholder purporting to represent shareholders holding over 15% of our outstanding shares that they may not support and approve the transactions contemplated by the Arrangement Agreement.

If the Buyer Shareholder Approval Matters are not approved and the Arrangement and Private Placement do not occur, it may adversely and materially affect our business, financial condition, results of operations, prospects, profits and stock price.